Exhibit 21.1

SUBSIDIARIES OF FORTERRA, INC.

Name of Subsidiary	Jurisdiction of Organization
Concrete Pipe & Precast, LLC	Delaware
Custom Fab, Inc.	Florida
DIP Acquisition LLC	Delaware
Fab Pipe, LLC	Delaware
Forterra Brick LLC	Delaware
Forterra Brick, Ltd.	Canada (Ontario)
Forterra Brick America, Inc.	Michigan
Forterra Concrete Industries, Inc.	Tennessee
Forterra Concrete Products, Inc.	Iowa
Forterra Pipe & Precast LLC	Delaware
Forterra Pipe & Precast, Ltd.	Canada (Ontario)
Forterra Pipe & Precast Quebec, Ltd.	Canada (Quebec)
Forterra Pressure Pipe, Inc. (Canada)	Canada (Quebec)
Forterra Pressure Pipe, Inc. (US)	Ohio
Forterra Properties Idaho LLC	Idaho
Forterra Properties Utah LLC	Utah
Forterra Structural Precast LLC	Delaware
Griffin Pipe Products Co, LLC	Delaware
Mill Handling LLC	Delaware
Stardust Holdings (USA), LLC	Delaware
United States Pipe and Foundry Company LLC	Alabama
US Pipe Fabrication LLC	Delaware
U.S. Pipe Mexico S. De R.L. de C.V.	Mexico
USP Holdings, Inc.	Delaware